ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com



May 16, 2005



Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated May 13, 2005, Alberta Centennial Caravan

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

PROCESSED
JUN 06 2005
THOMSON FINANCIAL

FILE NO. 82-34745

ATCO GROUP

News Release


2005
ATCO
PIONEERS OF ALBERTA SPIRIT

May 13, 2005

ATCO OPENS SPECTACULAR ALBERTA CENTENNIAL CARAVAN
Live Theatre, History, Family Events Highlight Province-Wide Tour

CALGARY, Alberta – With Premier Ralph Klein as the first guest, ATCO Group today opened the spectacular "Places in Time" traveling caravan that will deliver Centennial celebrations to communities across Alberta this summer.

The showcase of ATCO's Pioneers of Alberta Spirit Centennial program, "Places in Time" is a unique three-unit display centre, built by ATCO Structures, that brings Alberta history to life through interactive exhibits, entertaining live theatre and fun-filled family events as the province celebrates its 100th birthday.

"ATCO wants to provide a place where communities can gather together to celebrate Alberta's Centennial and have fun while learning more about our great province and company," said Nancy C. Southern, President and Chief Executive Officer at a ceremony at ATCO Business Park where more than 100 community and business leaders gathered for the inaugural tour. "ATCO's Places in Time exhibit displays our people, their proud accomplishments and the enterprise they have brought to the development of Alberta communities."

Innovatively designed to be able to be easily moved by truck and set up in different locations, "Places in Time" will travel to more than 50 communities starting in High River next week. In many locations performances by the colorful Lord Strathcona's Mounted Horse Troop will also take place.

Original theatre performances – especially commissioned and written to take the whole family on a delightful journey through Alberta's history – will be staged several times a day. Games, street performers, refreshments and opportunities to win prizes will also be offered and all events are free.

All visitors will also take home the ATCO's Centennial Passport, a commemorative keepsake that encourages everyone to take trips around the province collecting stamps along the way. Great prizes, including rail trips through the majestic Canadian Rockies, are available to be won by ATCO Centennial Passport users.

For more details on ATCO's Centennial program, visit www.atco.com/pioneers. With more than 7000 employees worldwide, ATCO Group is an Alberta-based corporation engaged in Power Generation, Utilities, and Global Enterprises.

Contact:
Nancy Southern
President & Chief Executive Officer, ATCO Group
(403) 292-7432

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

May 16, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 2 4 2005
183
WASH. D.C. SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated May 13, 2005, Quarterly Dividend Declared

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Dunn

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

ATCO GROUP

NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release


SEC MAIL PROCESSING
RECEIVED
MAY 2 4 2005
WASH, D.C.

ATCO Ltd. Declares Quarterly Dividend

CALGARY, May 13, 2005 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
Class I Non-Voting	ACO.NV.X	0.38	15-Jun	30-Jun
Class II Voting	ACO.Y	0.38	15-Jun	30-Jun

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502